Exhibit 99.1

IMRIS Inc.

NOTICE-AND-ACCESS NOTIFICAITON TO SHAREHOLDERS

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO BE HELD ON MAY 7, 2015

NOTICE IS HEREBY GIVEN THAT the annual meeting of the shareholders of IMRIS Inc. (the “Corporation”) will be held on Thursday, May 7, 2015 at 11:00 a.m. (EST) at the DoubleTree Hilton Hotel Toronto, 108 Chestnut Street, Toronto Ontario, M5G 1R3, (the “Meeting”), for the following purposes:

1.	to receive the financial statements of the Corporation for the financial year ended December 31, 2014, together with the report of the auditors of the Corporation thereon;

2.	to elect the directors of the Corporation;

3.	to re-appoint the auditors of the Corporation and to authorize the directors of the Corporation to fix the auditors’ remuneration; and

4.	to transact such further or other business as may properly come before the Meeting or any adjournment or adjournments thereof.

The Corporation is sending proxy-related materials to non-registered shareholders using Notice and Access. Notice and Access is a set of rules for reducing the volume of materials that must be physically mailed to shareholders by posting the Corporation’s Management Information Circular and additional materials online. The Management Information Circular providing further information relevant to the matters scheduled to come before the Meeting, this Notice, a Form of Proxy, the audited annual financial statements of the Corporation for the year ended December 31, 2014 and the management discussion and analysis (“MD&A”) relating to such financial statements are or will be available on SEDAR at www.sedar.com and on the Corporation’s website at www.imris.com. Shareholders are reminded to review these online materials prior to voting. The matters identified in Items 2 and 3 above are described in the Management Information Circular under the heading “Ordinary Matters to be Acted Upon at the Meeting”.

Pursuant to the requirements of the Canada Business Corporations Act, registered shareholders of the Corporation will receive paper copies of the Management Information Circular, this Notice, the Form of Proxy, the audited annual financial statements of the Corporation for the year ended December 31, 2014 and the MD&A relating to such financial statements. Non-registered shareholders may elect to receive paper copies of such materials by contacting Broadridge Financial Services Inc. at 1-877-907-7643.  In order for non-registered shareholders to receive the paper copies of such materials in advance of any deadline for the submission of voting instructions and the date of the Meeting, it is recommended that requests be made as soon as possible but no later than April 24, 2015.

Shareholders with general questions about Notice and Access can contact the IMRIS Investor Relations department at 1-888-304-0114.

If you are a registered shareholder, a Form of Proxy is enclosed. A copy of the proxy is also available on SEDAR at www.sedar.com and on the Corporation’s website at www.imris.com. If you are a non-registered shareholder, a Voting Instruction Form is enclosed. A copy of the Corporation’s Management Information Circular and a Form of Proxy accompany this Notice. The Board of Directors of the Corporation has fixed March 20, 2015 (the “Record Date”) as the record date for determining the holders of record of common shares who are entitled to receive notice of the Meeting and to attend and vote at the Meeting and any adjournment or postponement thereof.

Registered shareholders who are unable to attend the Meeting in person are requested to date and sign such Form of Proxy and return it to the Chief Executive Officer of the Corporation at 5101 Shady Oak Road, Minnetonka, MN 55343 or to the Corporation’s transfer agent, Computershare Investor Services Inc. (“Computershare”) at 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department in the envelope provided for that purpose or by fax to Computershare at 1-866-249-7775 (or 1-416-263-9524) and in any such case, not later than 6:00 p.m. (EST) on May 5, 2015. In order to be represented by proxy, you must complete and submit the enclosed Form of Proxy or another appropriate form of proxy.

For non-registered shareholders, use the enclosed Voting Instruction Form to provide voting instructions. The Voting Instruction Form contains instructions on how to complete the form, where to return it and the deadline for its return. It is important that you read and follow the instructions on the Voting Instruction Form in order to have your vote count.

DATED at Winnipeg, Manitoba this 30th day of March 2015.

BY ORDER OF THE BOARD OF DIRECTORS

H. David Graves

Chairman